Exhibit 12.1

	Year ended
	December 31,
(in thousands, except per share data)	2012	2011	2010	2009	2008
OPERATING REVENUES	$830,535	$757,397	$696,843	$621,015	$617,877
OPERATING EXPENSES
Operation and maintenance	121,941	129,288	126,528	95,730	113,818
General and administrative	112,091	82,790	78,120	69,231	81,296
Depreciation and amortization	106,512	94,981	86,976	85,949	94,769
Taxes other than income taxes	59,701	53,430	48,195	43,905	41,180
Other operating (income) and expense — net	(769)	(844)	(297)	(667)	(809)
Total operating expenses	399,476	359,645	339,522	294,148	330,254
OPERATING INCOME	431,059	397,752	357,321	326,867	287,623
OTHER EXPENSES (INCOME)
Interest expense	155,734	146,936	142,553	130,209	122,234
Allowance for equity funds used during construction	(23,000)	(16,699)	(13,412)	(13,203)	(11,610)
Loss on extinguishment of debt		—	—	1,263	—
Other income	(2,401)	(2,881)	(2,340)	(2,792)	(3,415)
Other expense	4,218	3,962	2,588	2,918	3,944
Total other expenses (income)	134,551	131,318	129,389	118,395	111,153
INCOME BEFORE INCOME TAXES	296,508	266,434	227,932	208,472	176,470
INCOME TAX PROVISION	108,632	94,749	82,254	77,572	67,262
NET INCOME	$187,876	$171,685	$145,678	$130,900	$109,208

Ratio of earnings to fixed charges	2.78	2.73	2.53	2.53	2.38
Earnings	452,242	413,370	370,485	338,681	298,704
Fixed Charges	162,728	151,586	146,406	134,077	125,748

Our ratios of earnings to fixed charges were computed based on:

“earnings,” which consist of net income before deducting income taxes and fixed charges, except capitalized interest; and

“fixed charges,” which consist of interest charges, including capitalized interest, amortization of debt discount, premium and expense, and the estimated interest component of rental expense.